FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 2006

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 1 December 2006.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 4 December 2006.

3.	Press release entitled, “Companies Act 1985 Section 198 Disclosure of Interest in Voting Shares in Public Companies”, dated 5 December 2006.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 8 December 2006.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 11 December 2006.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 12 December 2006.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 13 December 2006.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 15 December 2006.

9.	Press release entitled, “Companies Act 1985 Section 198 Disclosure of Interest in Voting Shares in Pubic Companies”, dated 15 December 2006.

10.	Press release entitled, “Companies Act 1985 Section 198 Disclosure of Interest in Voting Shares in Public Companies”, dated 18 December 2006.

11.	Press release entitled, “EPO Announces European Nexium® Substance Patent Decision”, dated 19 December 2006.

12.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 19 December 2006.

13.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 20 December 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	19 January 2007	By:	/s/ Justin Hoskins

Name: Justin Hoskins
Title: Assistant Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 382,024 ordinary shares of AstraZeneca PLC at a price of 2972 pence per share on 30 November 2006.

In addition, AstraZeneca PLC announced that on the same date, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2973 pence per share.

Upon the cancellation of all of the shares purchased on that date, the number of shares in issue will be 1,534,703,123.

G H R Musker
Company Secretary
1 December 2006

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 1 December 2006, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2895 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,533,903,123.

G H R Musker
Company Secretary
4 December 2006

Item 3

Companies Act 1985 Section 198
Disclosure of Interest in Voting Shares in Public Companies

On 4 December 2006 we were informed by The Capital Group Companies, Inc., a registered investment manager in the U.S., that on 30 November 2006 its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC had decreased to 183,791,148 shares (11.97 per cent of the current issued ordinary capital) from the previously notified level of 202,010,016 shares (12.78 per cent of the issued ordinary capital at that time).

G H R Musker
Company Secretary
5 December 2006

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 7 December 2006, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2882 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,533,611,444.

G H R Musker
Company Secretary
8 December 2006

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 8 December 2006, it purchased for cancellation 270,000 ordinary shares of AstraZeneca PLC at a price of 2899 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,533,341,444.

G H R Musker
Company Secretary
11 December 2006

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 11 December 2006, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2890 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,532,763,250.

G H R Musker
Company Secretary
12 December 2006

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 12 December 2006, it purchased for cancellation 360,000 ordinary shares of AstraZeneca PLC at a price of 2895 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,532,407,924.

G H R Musker
Company Secretary
13 December 2006

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 14 December 2006, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2889 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,531,920,702.

G H R Musker
Company Secretary
15 December 2006

Item 9

Companies Act 1985 Section 198
Disclosure of Interest in Voting Shares in Public Companies

On 15 December 2006 we were informed by The Capital Group Companies, Inc., a registered investment manager in the U.S., that on 13 December 2006 its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC had decreased to 179,266,829 shares (11.70 per cent of the current issued ordinary capital) from the previously notified level of 183,791,148 shares (11.97 per cent of the issued ordinary capital at that time). The reason for this announcement is that, within the said holding of 11.70 per cent of the issued ordinary capital of AstraZeneca PLC, Capital Research and Management Company, an affiliate of The Capital Group Companies, Inc., has decreased its interest in these shares to 91,875,241 shares (5.99 per cent).

G H R Musker
Company Secretary
15 December 2006

Item 10

Companies Act 1985 Section 198
Disclosure of Interest in Voting Shares in Public Companies

On 15 December 2006 we were informed by Barclays PLC, that on 7 December 2006 its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC had increased to 61,721,820 shares (4.03 per cent of the current issued ordinary capital) from the previously notified level of 60,890,928 shares (3.90 per cent of the issued ordinary capital at that time).

G H R Musker
Company Secretary
18 December 2006

Item 11

EPO Announces European Nexium® Substance
Patent Decision

AstraZeneca today announced that the European Patent Office (EPO) has ruled that one of the European substance patents for Nexium® (EP 0652872) will be rejected, following an appeal from the German generic manufacturer Ratiopharm. The original patent expiry for this patent was 2014.

While disappointed with the EPO decision, AstraZeneca has confidence in the intellectual property portfolio protecting Nexium®. This portfolio includes process, method of use and additional substance patents with expiration dates ranging from 2009 through to 2019. In addition to these patents Nexium has data exclusivity valid to 2010 in major European markets.

Process patent (EP 0773940) is under opposition with the EPO and an Opposition Division oral hearing is scheduled for 7th March 2007.

AstraZeneca will defend and enforce its intellectual property rights protecting Nexium.

Worldwide sales reached $4.6 billion in 2005. Europe accounted for $1.1 billion.

19th December 2006

For further information contact:

Media Enquiries:

Steve Brown, +44 207 304 5033
Edel McCaffrey, +44 207 304 5034

Investor Enquiries:

Jonathan Hunt, +44 207 304 5087
Mina Blair, +44 20 7304 5084
Ed Seage, +1 302 886 4065
Jorgen Winroth, +1 212 579 0506

Item 12

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 19 December 2006, Bruno Angelici, Executive Vice-President, Europe, Japan, Asia Pacific and rest of world, a person discharging managerial responsibilities, exercised an option over 5,753 AstraZeneca PLC USD0.25 Ordinary Shares at an option price of 1740 pence per share.

The option was granted to Mr Angelici in April 1997 under the Company’s 1994 Executive Share Option Scheme.

We also inform you that on 19 December 2006, Mr Angelici sold the 5,753 shares acquired from the exercise at an average price of 2842 pence per share.

G H R Musker
Company Secretary
19 December 2006

Item 13

Transparency Directive
Voting Rights and Capital

On 20 December 2006 AstraZeneca PLC had 1,532,189,630 Ordinary Shares of USD0.25 each in issue and admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of AstraZeneca PLC. AstraZeneca PLC does not hold any ordinary shares in treasury.

This figure (1,532,189,630) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

G H R Musker
Company Secretary
20 December 2006